











AFL-CIO Housing Investment Trust

2001 Annual Report

Financing Provided by
AFL-CIO
Investment Trust
JOBS IN CALIFORNIA
1, 2, 3 and 4 Bedroom Apartments
US DEPT OF HOUSING & URBAN DEVELOPMENT
CITY AND COUNTY OF SAN FRANCISCO
AFL-CIO HOUSING INVESTMENT TRUST
ALLIED IRISH BANK
ARCS COMMERCIAL MORTGAGE, INC.
NEWPORT PARTNERS

AFL-CIO Housing Investment Trust

Who We Are

A fixed-income investment fund specializing in multi-family and single-family housing finance with thirty-six years experience in the pension investment industry.

What We Do

Meet the retirement security needs of America's working men and women by seeking to provide a competitive rate of return and protecting investors' capital. We also work to increase the supply and availability of livable, affordable housing for working families, generate union jobs, and strengthen communities across the United States.



2001 — A Year Of:

Performance

Growth

Innovation

- Continued record of competitive returns.

- Net assets in excess of $2.7 billion.

- $157 million in reinvested earnings, representing a 90% reinvestment rate.

- Expense ratio at a record low.

- $237 million in new financing commitments for over 1,900 units of multi-family housing.

- Production of affordable mortgages for union families.

- HIT HOME mortgage program expanded to 17 cities and communities.

- New initiatives developed, including the $750 million New York City Community Investment Initiative and $1 billion National Housing Production Program.

Message from AFL-CIO President John J. Sweeney

During a year that included both tragedy and economic uncertainty, the AFL-CIO Housing Investment Trust demonstrated again in 2001 the strength of its investment strategies and its commitment to improving the lives of working families in their local communities. In no area of Trust activity was this more evident than in New York City.

In 2001 the Trust introduced the New York City Community Investment Initiative, an unprecedented $750 million labor-led effort involving pension funds, local government, community organizations, lenders and developers. These participants have joined in a shared mission of expanding affordable housing, increasing homeownership, and promoting community and economic development in the City.



The New York Initiative is indicative of alliances the Trust is actively forming around the country, where it is working in concert with AFL-CIO state and local organizations and numerous public and private entities to address housing needs of working families. In 2001 the Trust forged exciting new relationships with nationally prominent organizations in the field of housing finance, including Fannie Mae, Lend Lease Mortgage Capital and Countrywide Homes Loans. Through these relationships, the Trust expects to leverage more than $1 billion for housing production and provide new homeownership opportunities for union members and municipal employees across America.

The labor movement is proud of the important work being done by our brothers and sisters at the Housing Investment Trust and as we look to the coming year, the Trust's continuing growth holds promise for even greater service to investors and local communities.



John J. Sweeney



AFL-CIO
Housing Investment Trust

2001 Annual Report



Richard Ravitch

Chairman of the Board

AFL-CIO
Housing
Investment Trust

Message from the Chairman

Solid growth and performance have become a hallmark of the AFL-CIO Housing Investment Trust. The past year was no exception as net assets climbed to $2.7 billion and strong performance allowed the Trust to achieve competitive returns compared to the relevant industry benchmark.

Prudent portfolio management and the expertise of Trust staff are key factors in the high level of investor confidence, as evidenced by $170 million in new investments and $157 million in reinvestment of dividends by participants. In addition, annual operating expenses as a percentage of average net assets fell to 37 basis points, the lowest expense ratio in the Trust's history.

In 2001, the Trust provided over $300 million in multi- and single-family commitments while opening the door to new collaborative initiatives designed to increase investment opportunities and enhance returns. By stimulating more housing production, these innovative initiatives will benefit not only Trust participants but also the many American families who will be able to take advantage of greater housing opportunities in communities across the country.

These achievements further solidify the Trust's status as a premier housing investment program and an attractive opportunity for our investors, both now and in the coming year.

Richard Ravitch

2001 Report to Participants

Setting the Standard

In 2001, the AFL-CIO Housing Investment Trust continued its strong record of performance, producing attractive rates of return for its participants. While interest rate volatility in the financial markets continued to affect fixed-income investments as a class, the Trust maintained strong performance, achieving a total net rate of return of 8.21 percent for the year ended December 31. The Trust's total gross rate of return for the year was 8.60 percent, while the Lehman Brothers Aggregate Bond Index rate was 8.44 percent. The Trust's gross returns have been higher than the Lehman Aggregate Bond Index total returns for nine consecutive years.

While such single-year returns are notable, earning competitive long-term returns for participants remains the Trust's principal focus. As illustrated in the performance chart, the Trust's total net returns for the three-year, five-year, and ten-year periods were 6.51 percent, 7.70 percent, and 7.47 percent, respectively. Total gross returns for these same periods were 6.92 percent, 8.12 percent, and 7.96 percent, respectively.

Participants held 2,504,984 units of participation at December 31 with a net asset value per unit of $1,098.40.



Performance
Total Gross and Net Rates of Return[1]

Legend:
■ Gross[2]
■ Net
■ Lehman Bros. Aggregate Bond Index

* Returns for periods exceeding one year are annualized.

[1] The performance data shown here represents past performance and does not mean that the Trust will achieve similar results in the future. The investment return and principal value of an investment in the Trust will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. A Prospectus containing more complete information may be obtained from the Trust by contacting the Marketing and Investor Relations Department. The Prospectus sets forth information about the Trust that an investor should read carefully before investing.

[2] Gross Returns are calculated before the deduction of Trust expenses.

Note: Returns shown reflect the growth of an investment for the specified periods.

Reaching New Heights



Net Assets

The Trust's decade-long record of growth continued in 2001 with net assets reaching a record level of $2.7 billion at year-end. Contributing to this increase was more than $327 million in gross investment from participants, including $170 million in new investment and over $157 million in reinvested earnings. The Trust's dividend reinvestment rate of 90 percent is indicative of the strong confidence of its 409 participants. These Taft-Hartley and public sector plans included nine new participants who joined the Trust during 2001.

Performing for Investors

By active and prudent portfolio management, the Trust weathered volatile interest rate market conditions in 2001, and continued to meet its objective of providing competitive returns to investors. Despite a recession in the U.S. economy, which prompted eleven rate reductions by the Federal Reserve, the overall economic outlook began to brighten by year-end.

The Trust was diligent in positioning the portfolio to maximize total returns and reduce portfolio risk, consistent with tracking relevant benchmark indices. The mortgage market experienced significant prepayments as refinancings hit an all-time high. As a result, residential mortgage-backed securities returns were generally constrained. However, the Trust's specialization in multi-family mortgage-backed securities, which have significant prepayment protection features, allowed Trust investors to realize higher returns as compared to the relevant mortgage indices.

In the first months of 2002, mortgage-backed investments continue to pay generous yield spreads above Treasury securities due to the volatility experienced after the events of September 11 and the uncertainty of market direction. As volatility declines, mortgage-backed investments frequently benefit from price appreciation. It is important to note that at year-end 2001, ninety-eight percent of the Trust's long-term portfolio consisted of government securities and securities issued or



Portfolio Distribution*

*Includes unfunded commitment amounts



Retirement Security



Stephen Coyle

Chief Executive
Officer

AFL-CIO Housing
Investment Trust

Retirement Security

*"Investing the retirement savings of
working people carries important duties
and responsibilities. The investments
must be sound and secure, the returns
must be competitive, and the interests of
those we serve must be our number one
priority."*



8

Photo by Jeff High



Frank Hanley

General President

International Union of Operating Engineers

Union Job Creation

"Through the Trust, our pension funds are being put to work creating tremendous opportunities for America's working men and women by generating good jobs and increasing union market share in the construction industry."

Union Job Creation

guaranteed by governmental agencies or government sponsored enterprises, which are viewed as "safe havens" for investors in a crisis environment. This is particularly relevant in view of the impact of September 11, a prime example of "event risk," on the market. At the time of this report, the market's focus on corporate accounting concerns has negatively impacted the corporate bond sector (a portion of the fixed-income market which the Trust does not hold in its portfolio). All these factors are expected by the Trust to create a favorable environment for the Trust in 2002, as compared to other fixed-income investments.

From an expense perspective, strict management over time has contributed to a sustained decrease in the Trust's expense ratio. In 2001, the total annual operating expenses were 37 basis points of average net assets. This was a decrease of one basis point from the prior year and the lowest expense ratio in Trust history.



Expense Ratio
Percent of average net assets

.46 .43 .39 .39 .38 .37
'96 '97 '98 '99 '00 '01

Building Communities

With a prudent and forward-looking investment program, the Trust remains at the forefront of the housing finance industry. Its carefully selected investments have enabled the Trust to achieve competitive returns while utilizing union capital to finance housing in communities nationwide, stimulate employment, leverage additional investment capital and advance local economies.

Building on the considerable expertise of its professional staff, the Trust issued $237 million in multi-family and generated $54 million in single-family mortgage finance in 2001. With the addition of 1,900 units of multi-family housing in 2001, the Trust total for the financing of new construction of multi-family housing since 1991 exceeds 35,000 units, nearly $2.4 billion of investment.

Investment

Creating Multi-family Initiatives

Commitments in 2001 represent one of the highest levels for multi-family loan production in the Trust's history; a three-fold increase from a decade ago.

In 2001 the Trust laid the groundwork for future growth of its investment activities by implementing new initiatives to expand its investment products. These initiatives are designed to offer alternatives to the FHA multi-family insurance programs, whose availability was increasingly limited during 2001. The FHA insurance programs, in fact, were shut down for six months during 2001 while awaiting appropriations from Congress. The new Trust initiatives announced during 2001 include:

- **Correspondent Lending:** This new national housing production relationship with Lend Lease Mortgage Capital and Fannie Mae is designed to leverage $1 billion of investment capital for housing production over the next five years. The initiative is expected to finance 5,000 to 7,000 housing units nationwide, 30 percent of which will be targeted to low- and moderate-income households.

- **Private Mortgage Insurance:** Through an exciting relationship with the Illinois Housing Development Authority, the Trust will direct $250 million for production of thousands of units of mixed-income rental housing in Illinois over the next five years. This program, featuring private mortgage insurance from the Ambac Assurance Corporation, will serve as a model for Trust involvement with other state housing finance agencies.

Housing Investment Commitments 1991–2001
(in Millions of Dollars)

Multi-family	$2,396
Single-family	$726
Total	**$3,122**

Expanding Single-family Mortgages

The Trust's single-family program continued to demonstrate the benefits of pension investment in competitive home mortgage products while also leveraging additional resources to help working families achieve homeownership.

Over the past year, marketing efforts of both HIT HOME and the Homeownership Opportunity Initiative (HOI) intensified and production levels accelerated. These programs have been especially successful in helping minority union members and single heads of household achieve the dream of homeownership.

- **HIT HOME mortgage program**, a joint effort with Countrywide Home Loans and Fannie Mae, expanded significantly in 2001, generating almost 300 mortgages. By year-end, HIT HOME was available to union members and municipal employees in 15 cities as well as two states, generating over $28 million in single-family mortgages.

- **The Homeownership Opportunity Initiative (HOI)** provided working families with $26 million in mortgage financing in 2001. In the Pacific Northwest and Hawaii, the HOI program is part of a larger venture with HomeStreet Bank that supports mortgage opportunities for union members and municipal employees. This venture provided an additional $69 million in mortgage finance and savings for 700 union members, averaging $1,000 per borrower.

The HOI venture also leveraged participation for the Trust and HomeStreet Bank with LINK, a union sponsored non-profit in Portland, Oregon, which has developed a downtown condominium project being built with 100 percent union labor. The venture arranged for $420,000 in housing finance assistance to seven union members and municipal employees buying units in this development.



Patricia Graham

Oregon AFSCME
Local 88
(Multnomah County)

Homeownership

*"Owning a home is really a dream
come true for me and my family.
I never would have been able
to take that first step without
the help of the homeownership
program available to me through
my union membership."*

Rebuilding Lives and Livelihoods in New York City

Also in 2001, the Trust participated in the launch of an ambitious $750 million New York City Community Investment Initiative. In the wake of the tragic events of September 11, this initiative is designed to increase homeownership and housing availability for working men and women and provide a stimulus to the New York economy. The Initiative will:

- Target $250 million over the next five years for production or substantial rehabilitation of rental housing for New York's working families.

- Offer $250 million in competitive HIT HOME single-family mortgage loans for municipal workers and union families.

- Assist in coordinating the diverse financing, subsidy, and social service resources necessary to produce housing for homeless and special needs populations.

- Create jobs in construction and related industries.

- Address New York City's rebuilding efforts with $250 million for commercial real estate development through the AFL-CIO Building Investment Trust and the newly formed AFL-CIO Urban Development Fund.

To facilitate the successful execution of the New York City Community Investment Initiative, the Trust has opened an office in the City.

Continuing the Momentum

Entering 2002, the Trust's mission remains unchanged. The scope of this mission, however, has widened as the achievements of the past year open the door to opportunities in the coming year and beyond. Last year's achievements include:

- Competitive returns.

- A well-diversified portfolio of fixed-income securities.

- Continuing responsiveness to the needs of investors.

- Bold investment initiatives in an increasingly complex housing-finance industry.

- Greater service to plan beneficiaries and local communities through expanded housing production and homeownership programs.

- Continued reduction in the Trust's expense ratio.

These are the building blocks for continuing success. This success is measured first by financial performance and then by the pride Trust participants can take in an investment that promotes union jobs, affordable housing, homeownership and the rebuilding of communities in which they live and work.





Michael M. Arnold

Senior Executive
Vice President

AFL-CIO Housing
Investment Trust

Building Communities

*"Our continuing success
is largely attributable
to the relationships
the Trust has forged
with communities. By
working creatively
with public, private,
and community
organizations, the Trust
has demonstrated
the impact unions
and pension funds
can have on housing
production. In the
future, the Trust
will build on this
experience as we
seek new alliances to
address housing needs
of working families."*

2001 Annual Report

Building Communities

Financial Statements

American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust

With Report of Independent Public Accountants Thereon

Independent Auditor's Report

To the Participants and Trustees of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust:

We have audited the accompanying statement of assets and liabilities of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust (the "Trust"), including the schedule of investments, as of December 31, 2001, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination, or by confirmation with the custodian of the securities owned as of December 31, 2001. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2001, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, VA
January 8, 2002

Statement of Assets and Liabilities

December 31, 2001 (Dollars in thousands, unless noted)

Assets	Investments, at fair value (amortized cost $2,665,038)	$ 2,732,950
	Cash	329
	Accrued interest receivable	18,017
	Receivables-investments sold	10,049
	Accounts receivable	2,482
	Prepaid expenses and other assets	2,771
	Total Assets	2,766,598
Liabilities	Accounts payable and accrued expenses	4,756
	Redemptions payable	6,700
	Refundable deposits	1,584
	Income distribution payable, net dividends reinvested of $20,000	2,076
	Total Liabilities	15,116
	Net assets applicable to participants' equity — certificates of participation — authorized unlimited; outstanding 2,504,984 units (note 5)	$ 2,751,482
Net asset value per unit of participation (in dollars)		**$ 1,098.40**

See accompanying notes to financial statements.



Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

FHA Securities (15.3% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Single-family:	7.75%	Jul-2021–Aug-2021	$437	$437	$437
	8.00%	Jul-2021	425	425	425
	10.31%	Feb-2016	70	70	70
			932	932	932
Multi-family:	6.50%	May-2004	7,440	7,440	7,447
	6.66%	Apr-2040	5,950	5,960	5,862
	6.75%	Nov-2037–Jul–2040	10,243	9,951	10,208
	6.88%	Aug-2041	2,766	2,659	2,763
	7.00%	Jun-2039	6,227	6,304	6,280
	7.13%	Mar-2040	8,133	8,150	8,217
	7.17%	Feb-2040	4,881	4,886	4,967
	7.20%	Aug-2039–Sep-2039	11,540	11,554	11,783
	7.50%	Nov-2022–Nov-2037	17,098	17,163	17,514
	7.55%	Aug-2012–Nov-2037	9,861	9,871	10,209
	7.63%	Dec-2027–Jun-2037	76,665	76,532	79,779
	7.70%	Oct-2039	12,428	12,344	13,026
	7.75%	Jan-2038–Oct-2038	11,548	11,568	12,105
	7.80%	Dec-2038	21,541	21,549	22,659
	7.85%	Sep-2037	2,581	2,581	2,711
	7.88%	Nov-2036–Jul-2038	9,343	9,354	9,833
	8.00%	Oct-2031–Jun-2038	12,214	12,133	12,774
	8.13%	Apr-2028–Aug-2037	18,816	18,827	19,863
	8.18%	Nov-2036	36,333	36,068	38,173
	8.25%	Feb-2026–Nov-2036	31,033	31,053	32,370
	8.38%	Dec-2027	15,762	15,766	16,136
	8.40%	Apr-2012–Nov-2041	9,819	9,779	9,998
	8.50%	Oct-2027	4,170	4,152	4,310
	8.63%	Aug-2029	4,144	4,144	4,102
	8.75%	Jul-2036–Aug-2036	12,146	12,082	12,979
	8.80%	Oct-2032	5,546	5,546	5,661
	8.88%	May-2036	2,466	2,409	2,582
	9.25%	Jun-2036	19,966	19,970	20,715
	9.38%	Feb-2034	1,845	1,864	1,887
	9.50%	Jul-2027	370	375	412
	9.75%	Apr-2031	3,541	3,528	3,563
	10.00%	Mar-2031	5,757	5,757	5,795
	10.45%	Jan-2030	1,200	1,200	1,210
			403,373	402,519	417,893
Total FHA Securities			**404,305**	**403,451**	**418,825**

See accompanying notes to financial statements.

Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

FHA Construction Securities (2.1% of total portfolio)

	Interest Rates*		Maturity	Commitment	Face	Amortized	
	Permanent	Construction	Date**	Amount	Amount	Cost	Value
Multi-family:	6.70%	6.70%	Jun-2042	$6,150	$6,150	$6,154	$5,951
	6.88%	7.13%	Apr-2030	29,545	28,097	28,017	27,878
	7.05%	7.05%	Jan-2043	5,418	5,418	5,418	5,279
	7.33%	7.33%	Dec-2042	14,370	6,805	6,808	6,823
	7.50%	7.50%	Mar-2032	1,700	1,700	1,705	1,748
	7.50%	7.50%	May-2042	6,693	3,853	3,879	4,058
	7.93%	7.93%	Dec-2041	2,952	2,952	2,952	3,155
	8.27%	8.27%	Apr-2042	2,575	2,575	2,577	2,770
Total FHA Construction Securities				**69,403**	**57,550**	**57,510**	**57,662**

* Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are effective upon commencement of operations of a project, subject to the achievement of certain criteria.

** Permanent mortgage maturity date.

See accompanying notes to financial statements.

Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

Ginnie Mae Securities (21.1% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Single-family	6.50%	Jul-2028 – Dec-2028	$1,743	$1,743	$1,749
	7.00%	Apr-2026 – Jan-2030	86,756	87,826	88,623
	7.50%	Apr-2013 – Feb-2031	101,230	103,939	105,456
	8.00%	Nov-2009 – Dec-2030	57,882	59,329	60,709
	8.50%	Nov-2009 – Oct-2030	35,479	36,506	37,843
	9.00%	May-2016 – Jun-2025	5,301	5,464	5,723
	9.50%	May-2019 – Sep-2030	2,109	2,183	2,301
	10.00% – 13.50%	Aug-2014 – Jun-2019	64	64	74
			290,564	297,054	302,478
Multi-family	5.20%	Oct-2014	2,012	2,012	2,024
	6.09%	Jun-2021	5,000	5,000	5,044
	6.11%	Nov-2021	970	970	976
	6.34%	Aug-2023	3,464	3,464	3,462
	6.38%	Jan-2025	23,506	23,506	23,480
	6.50%	Dec-2039	3,562	3,562	3,586
	6.63%	Oct-2033	6,626	6,394	6,731
	6.67%	Sep-2040	8,862	8,868	8,991
	6.69%	Jun-2040	5,591	5,583	5,685
	6.70%	Jul-2040	23,265	23,271	23,643
	6.75%	Jan-2039 – Feb-2041	35,633	35,149	36,343
	6.78%	May-2041	28,028	28,033	28,617
	7.00%	Apr-2040	12,120	11,891	12,555
	7.23%	Jun-2041	8,159	7,869	8,610
	7.50%	Apr-2038 – Apr-2044	24,556	24,231	26,288
	7.80%	Jul-2039	19,035	19,046	20,498
	7.88%	Nov-2036	892	892	953
	8.15%	Nov-2025	3,710	3,675	4,017
	8.50%	Mar-2027 – Jul-2029	33,435	33,444	36,148
	8.75%	Dec-2026	4,242	4,242	4,279
	9.00%	Jun-2030	7,810	7,500	7,860
	12.55%	Jun-2025	5,994	5,947	6,120
			266,472	264,549	275,910
Total Ginnie Mae Securities			**557,036**	**561,603**	**578,388**

See accompanying notes to financial statements.

Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

Ginnie Mae Construction Securities (9.7% of total portfolio)

| | Interest Rates* | | Maturity | Commitment | Face | Amortized | |
	Permanent	Construction	Date**	Amount	Amount	Cost	Value
Multi-family	6.00%	6.00%	Mar-2043	$3,950	$ —	$(59)	$(304)
	6.50%	6.50%	Apr-2043	21,099	1,692	1,683	811
	6.54%	6.54%	Mar-2043	13,620	—	—	(520)
	6.60%	6.60%	Mar-2043	17,793	—	—	(571)
	6.62%	6.62%	Jan-2040	10,010	9,822	9,825	9,822
	6.70%	6.70%	Apr-2044	55,528	—	(139)	(2,419)
	6.98%	6.98%	Jan-2041	47,090	44,353	44,357	45,499
	7.00%	7.00%	Jun-2043	66,552	10,496	10,501	9,427
	7.24%	7.24%	Dec-2042	51,242	19,960	19,963	21,033
	7.25%	7.25%	Jun-2042	4,211	1,710	1,730	1,867
	7.33%	7.76%	Jan-2030	27,555	24,713	24,730	26,027
	7.33%	7.33%	Jan-2043	11,946	—	(113)	363
	7.45%	7.45%	Jun-2042	9,700	6,705	6,708	7,247
	7.50%	7.63%	Apr-2041	19,440	18,355	18,364	19,594
	7.50%	7.63%	Jan-2042	8,126	6,969	6,975	7,441
	7.50%	7.88%	Jul-2042	25,150	13,577	13,584	14,836
	7.57%	7.57%	Nov-2041	2,565	1,833	1,835	1,995
	7.70%	7.70%	Mar-2042	50,584	45,835	45,005	49,375
	7.75%	7.25%	Feb-2031	51,076	28,953	28,698	32,460
	7.75%	7.75%	Jul-2042	30,808	21,553	20,945	23,811
Total Ginnie Mae Construction Securities				528,045	256,526	254,592	267,794

* Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are effective upon commencement of operations of a project, subject to the achievement of certain criteria.

** Permanent mortgage maturity date.

See accompanying notes to financial statements.

Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

Fannie Mae Securities (30.8% of total portfolio)
(including construction securities)

	Interest Rate	Maturity Date	Commitment Amount	Face Amount	Amortized Cost	Value
Single-family	5.50%	Jul-2016 – Sep-2029		$9,827	$9,649	$9,654
	6.00%	Jan-2006 – Dec-2031		82,941	82,887	82,528
	6.50%	Dec-2005 – Dec-2031		130,220	131,575	131,167
	7.00%	Jan-2004 – Sep-2031		101,833	103,737	104,324
	7.50%	Jul-2004 – Sep-2031		56,818	57,355	58,759
	8.00%	Jan-2007 – May-2031		22,630	23,041	23,709
	8.50%	Nov-2009 – Apr-2031		15,035	15,335	16,031
	9.00%	Jul-2009 – May-2025		4,326	4,425	4,611
	9.50%	Aug-2004		688	688	717
				424,318	428,692	431,500
Multi-family	4.88%	Sep-2011		29,706	29,991	28,955
	5.43%	Aug-2010	16,500	–	(124)	(872)
	6.02%	Nov-2010		42,735	42,768	43,151
	6.06%	Sep-2011		1,564	1,547	1,567
	6.12%	May-2014		4,178	4,115	4,306
	6.25%	Dec-2013		2,487	2,570	2,514
	6.30%	Dec-2015		1,850	1,832	1,914
	6.38%	Jan-2009		8,479	8,479	8,777
	6.40%	Mar-2012	60,000	–	4	1,423
	6.50%	Jun-2016		3,680	3,686	3,737
	6.52%	Jul-2008		3,647	3,641	3,974
	6.53%	May-2030		11,920	11,974	12,052
	6.63%	Apr-2019		2,535	2,535	2,602
	6.65%	Aug-2007		750	762	786
	6.75%	Mar-2010	22,000	–	–	1,210
	6.80%	Jul-2016		1,191	1,191	1,233
	6.90%	Jun-2007		20,469	21,257	21,606
	6.96%	Aug-2007		9,401	9,775	9,777
	6.97%	Jun-2007		16,358	16,364	16,677
	7.01%	Apr-2031		3,744	3,798	3,845
	7.04%	Jul-2014	7,418	–	–	176
	7.07%	Feb-2031		18,945	19,497	19,548
	7.14%	Sep-2002		2,918	2,914	2,934
	7.15%	Oct-2009		516	540	533
	7.16%	Jan-2022		8,605	8,946	9,169
	7.18%	Aug-2016		721	721	763
	7.20%	Apr-2010 – Aug-2029		10,611	10,240	11,016
	7.25%	Nov-2011 – Jul-2012		9,752	9,752	10,072
	7.27%	Dec-2009		19,723	19,882	20,622
	7.29%	Jul-2003		1,694	1,711	1,737
	7.30%	Aug-2006 – May-2010		57,166	59,478	61,518
	7.37%	Jan-2013		1,784	1,825	1,897
	7.38%	Jun-2014 – Mar-2015	3,200	2,619	2,640	2,793
	7.48%	Oct-2006		27,872	27,958	29,675
	7.50%	Dec-2014		2,495	2,504	2,668
	7.71%	Feb-2010		9,798	10,062	10,410
	7.75%	Dec-2012 – Dec-2024		5,120	5,121	5,518
	7.88%	Mar-2007		2,770	2,803	2,840
	8.00%	Nov-2019 – May-2020		6,741	6,716	7,037
	8.13%	Sep-2012 – Aug-2020		10,982	10,947	11,705
	8.38%	Jan-2022		1,073	1,079	1,156
	8.40%	Jul-2023		576	586	643
	8.50%	Sep-2006 – Sep-2026		2,288	2,288	2,452
	8.63%	Sep-2028		7,198	7,201	8,122
	8.70%	Feb-2005		4,511	4,625	4,711
	9.13%	Sep-2015		3,768	3,748	4,073
	9.25%	Jun-2018		5,015	4,999	5,513
			109,118	389,955	394,948	408,535
Total Fannie Mae Securities			**109,118**	**814,273**	**823,640**	**840,035**

See accompanying notes to financial statements.

Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

Freddie Mac Securities (9.9% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Single-family	6.00%	Apr-2005 – Apr-2029	$58,175	$58,760	$58,408
	6.50%	Dec-2006 – Aug-2031	46,955	46,765	47,714
	7.00%	Jun-2004 – Mar-2030	71,132	72,061	73,586
	7.50%	Nov-2003 – Apr-2031	38,901	39,047	40,545
	8.00%	May-2008 – Aug-2030	25,594	25,789	26,825
	8.25%	Nov-2022	139	139	148
	8.50%	Jun-2010 – Jan-2025	11,683	11,898	12,462
	9.00%	Sep-2010 – Mar-2025	2,202	2,268	2,348
			254,781	256,727	262,036
Multi-family	8.00%	Feb-2009	6,357	6,365	6,376
			6,357	6,365	6,376
Total Freddie Mac Securities			**261,138**	**263,092**	**268,412**

Federal Agency Notes (5.1% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
	3.50%	Sep-2004	$20,000	$20,113	$19,816
	5.13%	Oct-2008	25,000	25,464	24,684
	5.38%	May-2006	14,000	13,925	14,278
	6.00%	May-2008	15,000	15,644	15,585
	6.01%	Dec-2005	6,000	6,116	6,293
	6.50%	Nov-2005	10,000	10,381	10,658
	6.88%	Jan-2005	45,000	48,591	48,474
Total Federal Agency Notes			**135,000**	**140,234**	**139,788**

United States Treasury Notes (2.4% of total portfolio)

	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
	4.75%	Nov-2008	$45,000	$46,037	$44,782
	6.63%	May-2007	10,000	11,013	10,984
	7.50%	Feb-2005	7,500	8,312	8,296
Total United States Treasury Notes			**62,500**	**65,362**	**64,062**

See accompanying notes to financial statements.

Schedule of Portfolio Investments

December 31, 2001 (Dollars in thousands)

State Housing Finance Bonds (1.9% of total portfolio)

	Interest Rate	Maturity Date	Commitment Amount	Face Amount	Amortized Cost	Value
Multi-family	7.63%	Oct-2009	$813	$753	$753	$766
	7.70%	Jun-2006 – Jun-2029	41,094	39,755	39,760	41,497
	8.00%	Jan-2026		4,715	4,706	4,970
	8.13%	Aug-2005	1,016	554	546	579
	8.38%	Feb-2007	718	718	749	752
	8.63%	Jan-2013 – Jun-2025	500	1,826	1,830	1,926
	9.00%	Jan-2025	1,045	938	938	1,005
	9.50%	Aug-2012 – Apr-2024		2,074	2,080	2,297
Total State Housing Finance Bonds			45,186	51,333	51,362	53,792
Total Long-term Investments				$2,599,661	$2,620,846	$2,688,758

Short-Term Investments (1.7% of total portfolio)

	Description	Maturity Date	Interest Rate	Face Amount	Amortized Cost	Value
Repurchase Agreements	Amalgamated Bank*	Jan-2002	2.35%	$2,000	$2,000	$2,000
				2,000	2,000	2,000
Commercial Paper	Phillip Morris Company	Jan-2002	1.68%	9,845	9,845	9,845
	Ford Motor Credit Corporation	Jan-2002	2.53%	15,000	15,001	15,001
	Prefco Receivables	Jan-2002	1.80%	6,000	5,995	5,995
	Sysco Corporation	Jan-2002	1.80%	6,000	6,000	6,000
				36,845	36,841	36,841
Agency	Federal Home Loan Mortgage Company	Mar-2002	1.80%	5,070	5,051	5,051
				5,070	5,051	5,051
Certificates of Deposit	Shore Bank – Chicago	Jan-2002	1.68%	100	100	100
	Shore Bank – Cleveland	Jan-2002	1.80%	100	100	100
	Shore Bank – Pacific	May-2002	2.60%	100	100	100
				300	300	300
Total Short-Term Investments				44,215	44,192	44,192
Total Investments				$2,643,876	$2,665,038	$2,732,950

* This instrument was purchased in October 2001. The Trust will receive $2,011,589 upon maturity.
The underlying collateral of the repurchase agreement is a FHLMC security.

See accompanying notes to financial statements.

Statement of Operations

For the Year Ended December 31, 2001 (Dollars in thousands)

Investment Income	FHA securities	$36,942
	FHA construction securities	5,059
	Ginnie Mae securities	43,907
	Ginnie Mae construction securities	14,573
	Fannie Mae securities (including construction securities)	49,541
	Freddie Mac securities	21,512
	Federal Agency Notes	2,497
	United States Treasury Notes	758
	State Housing Finance Bonds	4,153
	Short-term investments	2,055
	Net premium amortization	(4,680)
	Other Income	291
Total Income		176,608
Expenses	Officer salaries and fringe benefits	1,393
	Other salaries and fringe benefits	4,767
	Legal fees	268
	Consulting fees	135
	Auditing and tax accounting fees	127
	Insurance	108
	Marketing and sales promotion	549
	Investment management	279
	Trustee expenses	34
	General expenses	1,980
Total Expenses		9,640
Investment income – net		166,968
Realized gains on investments		12,384
Net change in unrealized appreciation on investments		22,970
Realized and unrealized net gains on investments		35,354
Net increase in net assets resulting from operations		**$202,322**

See accompanying notes to financial statements.

Statement of Changes in Net Assets

For the Years Ended December 31, 2001 and 2000 (Dollars in thousands)

		2001	2000
Increase In Net Assets From Operations	Investment income – net	$ 166,968	$ 157,380
	Net realized and unrealized gains on investments	35,354	110,240
	Net increase in net assets resulting from operations	202,322	267,620
	Distributions paid to participants or reinvested from:		
	Investment income – net	(167,136)	(157,423)
	Net realized gains on investments	(7,875)	–
	Net decrease in net assets from distributions	(175,011)	(157,423)
Increase In Net Assets From Unit Transactions	Proceeds from the sale of units of participation	170,286	143,454
	Dividend reinvestment of units of participation	157,440	140,885
	Payments for redemption of units of participation	(81,037)	(66,381)
	Net increase from unit transactions	246,689	217,958
	Total increase in net assets	274,000	328,155
	Net assets at beginning of period	2,477,482	2,149,327
	Net assets at end of period	**$2,751,482**	**$2,477,482**
Unit Information	Units Sold	153,290	136,509
	Distributions reinvested	142,628	134,243
	Units redeemed	(73,445)	(63,439)
	Increase in units outstanding	222,473	207,313

See accompanying notes to financial statements.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

The American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Housing Investment Trust (the Trust) is a common law trust created under the laws of the District of Columbia and is registered under the Investment Company Act of 1940 as a no-load, open-end investment company. The Trust has obtained certain exemptions from the requirements of the Investment Company Act of 1940 that are described in the Trust's prospectus.

Participation in the Trust is limited to labor organizations and eligible pension, welfare and retirement plans that have beneficiaries who are represented by labor organizations.

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States.

Investment Valuation

Investments are presented at fair market value. Fair market value determinations are summarized by specific category of investment as follows:

Long-term investments, consisting of mortgage-backed securities, agency securities, and insured construction and permanent mortgage securities are valued using published prices, dealer bids or discounted cash flow models using market-based discount and prepayment rates, developed for each investment category. The market-based discount rate is composed of a risk-free yield (i.e., a U.S. Treasury Note) adjusted for an appropriate risk premium. The risk premium reflects actual premiums in the marketplace over the yield on U.S. Treasury securities of comparable risk and maturity to the security being valued as adjusted for other market considerations. On investments for which the Trust finances the construction and permanent securities, value is determined based upon the total amount of the commitment for the term of the construction securities plus the permanent securities. For insured construction-only securities, the outstanding principal balance of the securities is used to approximate value, assuming no decline in credit quality. Other long-term investments such as agency securities and U.S. Treasury debt obligations are valued based on readily available market quotes.

Short-term investments, consisting of repurchase agreements, certificates of deposit and commercial paper that mature less than sixty days from the balance sheet date, are valued at amortized cost, which approximates value. Short-term investments maturing more than sixty days from the balance sheet date are valued at the last reported sales price on the last business day of the month or the mean between the reported bid and ask price if there was no sale. Short-term investments maturing more than sixty days from the balance sheet date for which there are no quoted market prices are valued to reflect current market yields for securities with comparable terms and interest rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Federal Income Taxes

The Trust's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

The total cost of the portfolio of investments for federal income tax purposes approximates the cost of all investments for financial statement purposes.

At December 31, 2000, the Trust had a capital loss carryforward of approximately $4.5 million as a result of sales of investments during the year. This capital loss carryforward was used to offset $12.4 million in capital gains in 2001. Therefore, the net distribution of capital gains to participants for 2001 was $7.9 million.

Distributions to Participants

At the end of each calendar month, pro rata distribution is made to participants of the net investment income earned during the preceding month. Amounts distributable, but not disbursed, as of the balance sheet date are classified as income distribution payable.

Participants redeeming their investments are paid their pro rata share of undistributed net income accrued through the month-end of redemption.

The Trust offers an income reinvestment plan that allows current participants to automatically reinvest their income distribution into Trust units of participation. Total reinvestment was 90 percent of distributable income for the year ended December 31, 2001.

Investment Income

Interest income is recognized on an accrual basis. Commitment fees, points and other discounts or premiums resulting from the funding or acquisition of mortgage securities or mortgage-backed securities are accounted for as an adjustment to the cost of the investment and amortized over the estimated life of the mortgage securities or mortgage-backed security using the effective interest method. Realized gains and losses from investment transactions are recorded on the trade date using an identified cost basis.

Receivables-Investments Sold

Receivables-Investments Sold represents an investment that was sold prior to December 31, 2001, which settled subsequent to December 31, 2001.

Note 2. **Transactions with Affiliates**

During the year ended December 31, 2001, the Trust provided certain services to the AFL-CIO Investment Trust Corporation (formerly known as the Building Investment Trust Corporation), a D.C. non-profit corporation on a cost-reimbursement basis. The total cost for these services and related expenses for the year ended December 31, 2001, amounted to approximately $1.8 million. During the year ended December 31, 2001, the Trust was reimbursed for approximately $1.2 million of current and prior year costs. At December 31, 2001, approximately $1.5 million is included within the accounts receivable in the accompanying financial statements for amounts outstanding.

Note 3. Commitments

Certain assets of the Trust are invested in short-term investments until they are required to fund purchase commitments for insured construction securities, mortgage-backed securities or permanent mortgages. At December 31, 2001, the Trust had outstanding unfunded purchase commitments of approximately $417.5 million, of which approximately $120.7 million represented insured construction securities and approximately $296.8 million represented permanent mortgages and other investments. The Trust is required to maintain a segregated account of securities in an amount no less than the total unfunded commitments less short-term investments. As of December 31, 2001, this segregated account held securities with a value of approximately $1.9 billion.

The commitment amounts disclosed on the Schedule of Portfolio Investments represent the original commitment amount, which includes both funded and unfunded commitments.

Note 4. Investment Transactions

A summary of investment transactions for the separate instruments included in the Trust's investment portfolio, at amortized cost, for the year ended December 31, 2001, follows:

Investment Transactions
(Dollars in thousands)

	FHA Securities	FHA Construction Securities	Ginnie Mae Securities	Ginnie Mae Construction Securities	Fannie Mae Securities*	Freddie Mac Securities	Federal Agency Notes	US Treasury Notes	State Housing Finance Bonds
Balance, January 1, 2001	$500,362	$122,721	$507,681	$168,219	$678,693	$304,939	$9,070	$ —	$52,145
Purchases and insured construction securities advances, net of discounts	—	32,636	116,209	168,102	508,168	159,943	190,725	117,500	—
Change in discounts and (premiums)	49	881	(1,536)	1,026	871	3,661	15,234	2,862	1
Transfers	(15,484)	(92,648)	164,870	(56,738)	—	—	—	—	—
Principal reductions/ sales	(81,476)	(6,080)	(225,621)	(26,017)	(364,092)	(205,451)	(74,795)	(55,000)	(784)
Balance, December 31, 2001	**$403,451**	**$57,510**	**$561,603**	**$254,592**	**$823,640**	**$263,092**	**$140,234**	**$65,362**	**$51,362**

*including construction securities

Note 5. Participants' Equity (dollars in thousands)

Participants' equity consisted of the following at December 31, 2001:

Amount invested and reinvested by current participants	$ 2,683,340
Accumulated unrealized appreciation in the value of investments	67,912
Accumulated undistributed investment income — net	230
	$ 2,751,482

Note 6. Retirement and Deferred Compensation Plans

The Trust participates in the AFL-CIO Staff Retirement Plan, which is a multiple employer-defined benefit pension plan, covering substantially all employees. This plan was funded by employer contributions, at rates approximating 11.1 percent of employees' salaries for the year ended December 31, 2001. The total Trust pension expense for the year ended December 31, 2001 was approximately $523,000.

The Trust also participates in a deferred compensation plan, referred to as a 401(k) plan, covering substantially all employees. This plan permits an employee to defer the lesser of 100 percent of their total compensation or the applicable IRS limit. The Trust matches dollar for dollar the first $1,550 of employee contributions. The Trust's 401(k) contribution for the year ended December 31, 2001 was approximately $89,000.

Note 7. Bank Securities

The Trust has a secured $12.5 million bank line of credit. One mortgage-backed security with a value of approximately $20.7 million (as of December 31, 2001) has been pledged as collateral for the line of credit. In addition, the Trust has a $12.5 million uncommitted and unsecured line of credit facility. Borrowings under these agreements bear interest at LIBOR plus one-half percent. Both lines of credit mature on May 31, 2002. As of December 31, 2001, the Trust had no outstanding balance on either of these facilities. No compensating balances are required.

Financial Highlights

Selected Per Share Data and Ratios for the Years Ended December 31, 2001, 2000, 1999, 1998 and 1997

		2001	2000	1999	1998	1997
Per Share Data	Net Asset Value, Beginning of Period	$ 1,085.42	$ 1,035.72	$ 1,114.08	$ 1,104.30	$ 1,072.98
	Net Investment Income	70.86	72.83	71.65	77.48	79.06
	Net realized and unrealized gains (losses) on investments	16.24	49.70	(77.96)	11.15	31.84
	Distribution from investment income — net	(70.93)	(72.83)	(71.74)	(77.55)	(79.10)
	Distribution from realized gain on investments	(3.19)	—	(0.31)	(1.30)	(0.48)
Net Asset Value, End of Period		**1,098.40**	**1,085.42**	**1,035.72**	**1,114.08**	**1,104.30**
Ratios	Ratio of expenses to average net assets	0.37%	0.38%	0.39%	0.39%	0.43%
	Ratio of net investment income to average net assets	6.4%	6.9%	6.7%	6.8%	7.2%
	Portfolio turnover rate	40.9%	25.9%	31.7%	39.5%	15.3%
Number of outstanding units at end of period		2,504,984	2,282,511	2,075,197	1,816,185	1,513,856
Net Assets, End of Period		**$2,751,482**	**$2,477,482**	**$2,149,327**	**$2,023,371**	**$1,671,745**
Total Return		8.21%	12.31%	(0.57%)	8.28%	10.74%

See accompanying notes to financial statements.

Trustees

Overall responsibility for the management of the AFL-CIO Housing Investment Trust, the establishment of policies and the overseeing of activities is vested in its Board of Trustees. The list below provides the following information for each of the trustees: name, age, address, term of office, length of time served, principal occupations during the past 5 years and other directorships held.* The Trust's Statement of Additional information includes additional information about the trustees and is available, without charge, upon request, by placing a collect call directed to Stephanie Turman at (202) 331-8055.

Richard Ravitch,** age 68; 610 5th Avenue, Ste. 420, New York, NY 10020; Chairman of the Board; term commenced 1991, expires 2002; Principal, Ravitch, Rice and Co. LLC; Director, Parsons Brinckerhoff Inc; formerly President and Chief Executive Officer, Player Relations Committee of Major League Baseball; formerly, Chairman, Aquarius Management Corporation (limited profit housing project management).

John J. Sweeney,** age 67; 815 16th Street, Washington, DC 20006; Union Trustee; term commenced 1981, expires 2004; President, AFL-CIO.

Richard L. Trumka, age 52; 815 16th Street, Washington, DC 20006; Union Trustee; term commenced 1995, expires 2002; Secretary-Treasurer, AFL-CIO.

Linda Chavez-Thompson, age 57; 815 16th Street, Washington, DC 20006; Union Trustee; term commenced 1996, expires 2002; Executive Vice President, AFL-CIO.

Alfred J. Fleischer, age 86; 5725 Manchester, St. Louis, MO 63110; Management Trustee; term commenced 1991, expires 2003; Chairman, Fleischer-Seeger Construction Corporation; formerly Director, National Corporation for Housing Partnerships of Washington, DC.

John J. Flynn, age 67; 815 15th Street, NW, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2003; President, International Union of Bricklayers and Allied Craftworkers (BAC); formerly Secretary-Treasurer, BAC.

Frank Hanley, age 71; 1125 17th Street, NW, Washington, DC 20036; Union Trustee; term commenced 1990,expires 2002; General President, International Union of Operating Engineers.

Frank Hurt, age 63; 10401 Connecticut Avenue, Kensington, MD 20895; Union Trustee; term commenced 1993, expires 2004; President, Bakery, Confectionery & Tobacco Workers and Grain Millers International Union.

Walter M. Kardy, age 73; 4932 Sentinel Drive, Apt. 106, Bethesda, MD, 20816; Management Trustee; term commenced 1996, expires 2002; President of Specialty Contractors Management, Inc.

George Latimer, age 66; 1600 Grand Avenue, St. Paul, MN 55105; Management Trustee; term commenced 1996, expires 2002; Chief Executive Officer of the National Equity Fund (a tax credit investment company); Distinguished Visiting Professor of Urban Land Studies at Macalester College; Director, Visionics Corporation; formerly Director, Special Actions Office, Department of Housing and Urban Development.

Martin J. Maddaloni, age 62; 901 Massachusetts Avenue, NW, Washington, DC 20001; Union Trustee; term commenced 1998, expires 2003; President, United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada.

Michael E. Monroe, age 51; 1750 New York Avenue, NW, Washington, DC 20006; Union Trustee; term commenced 1998, expires 2004; General President, International Union of Painters and Allied Trades of the United States and Canada (IUPAT); formerly General Vice President, IUPAT.

Jeremiah O'Connor, age 67; 1125 15th Street, NW, Washington, DC 20005; Union Trustee; term commenced 2001, expires 2003; Secretary-Treasurer, International Brotherhood of Electrical Workers (IBEW); formerly International Vice President, 6th District, IBEW.

Terence M. O'Sullivan, age 46; 905 16th Street, NW, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2004; General President, Laborers' International Union of North America (LIUNA); formerly Vice President, Mid-Atlantic Regional Manager and Assistant to the General President, LIUNA.

Marlyn J. Spear, age 48; 500 Elm Grove Road, Elm Grove, WI 53122; Management Trustee; term commenced 1995, expires 2003;Chief Investment Officer, Milwaukee and Vicinity Building Trades United Pension Trust Fund; formerly Investment Coordinator, Milwaukee and Vicinity Building Trades.

Tony Stanley,** age 68; 25250 Rockside Road, Cleveland, OH 44146; Management Trustee, term commenced 1983, expires 2004; Executive Vice President and Director, TransCon Builders, Inc.

Andrew Stern, age 51; 1313 L Street, NW, Washington, DC 20005; Union Trustee; term commenced 1998, expires 2002; President, Service Employees International Union, AFL-CIO.

Edward C. Sullivan, age 58; 815 16th Street, NW, Suite 600, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2003; President, Building and Construction Trades Department, AFL-CIO; formerly, General President, International Union of Elevator Constructors.

Patricia Wiegert, age 55; 1355 Willow Way, Suite 221, Concord, CA 94520; Management Trustee; term commenced 1995, expires 2004; Retirement Administrator, Contra Costa County Employee's Retirement Association.

* *Only directorships in a corporation or trust having securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or a company registered as an investment company under the Investment Company Act of 1940, as amended, are listed.*

** *Executive Committee member*

Executive Officers

All officers of the Trust are located at 1717 K Street, NW, Suite 707, Washington, DC 20036 and were elected to a one-year term that began on January 1, 2002 and expires on December 31, 2002, or until their respective successors are appointed and qualify. Unless otherwise indicated below, all officers of the Trust are serving their first term in the indicated office.*

Stephen F. Coyle, age 56; Chief Executive Officer since 1992; AFL-CIO Housing Investment Trust.

Michael M. Arnold, age 62; Senior Executive Vice President – Marketing, Investor and Labor Relations, AFL-CIO Housing Investment Trust; formerly Executive Vice President-Marketing, Investor and Labor Relations and Director of Investor Relations, AFL-CIO Housing Investment Trust.

Helen R. Kanovsky, age 50; Chief Operating Officer, AFL-CIO Housing Investment Trust; Chief Operating Officer, AFL-CIO Investment Trust Corporation; formerly Executive Vice President-Finance and Administration, AFL-CIO Housing Investment Trust; Chief of Staff for U.S. Senator John F. Kerry; General Counsel, AFL-CIO Housing Investment Trust.

Patton H. Roark, Jr.,CFA, age 35; Executive Vice President – Investment/Senior Portfolio Manager since 2001; Portfolio Manager since 1993, AFL-CIO Housing Investment Trust.

Erica Khatchadourian, age 34; Executive Vice President – Finance and Administration, AFL-CIO Housing Investment Trust; formerly Controller, Chief of Staff and Director of Operations, AFL-CIO Housing Investment Trust.

Walter Kamiat, age 47; General Counsel, AFL-CIO Housing Investment Trust; formerly General Counsel, AFL-CIO Investment Trust Corporation; Senior Counsel and Special Assistant to the CEO, AFL-CIO Housing Investment Trust.

Eileen Fitzgerald, age 39; Chief Investment Officer – Single Family Finance since 2001, AFL-CIO Housing Investment Trust; formerly Acting Administrator and Associate Administrator of the Rural Housing Service at the U.S. Department of Agriculture.

Stephanie Wiggins, age 36; Chief Investment Officer – Multi-family Finance, AFL-CIO Housing Investment Trust; formerly Director, Prudential Mortgage Capital Company; Vice President/Multi-family Transaction Manager, WMF Capital Corporation.

* No officer of the Trust serves as a trustee or director in any corporation or trust having securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended.

32

Counsel of Record

Swidler Berlin Shereff Friedman LLP, Washington, DC

Independent Public Accountant

Arthur Andersen LLP, Vienna, VA

Investment Adviser

Wellington Management Company LLP, Boston, MA

Valuation Consultant

KPMG LLP, Washington, DC

Custodian Bank

Bankers Trust Company, New York, NY

National Office

1717 K Street, NW, Suite 707, Washington, DC 20036; (202) 331-8055

New York Office

31 W. 15th Street, New York, NY 10011; (212) 414-8500

Western Regional Office

235 Montgomery Street, Suite 935, San Francisco, CA 94104; (415) 433-3044



AFL•CIO Housing Investment Trust
1717 K Street, N.W.
Suite 707
Washington, D.C. 20036